NO ACT

PE
3-14-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025713

DIVISION OF
CORPORATION FINANCE



March 16, 2012

Rex Blackburn
IDACORP, Inc.
RBlackburn@idahopower.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-12

Re: IDACORP, Inc.
Incoming letter dated March 14, 2012

Dear Mr. Blackburn:

This is in response to your letter dated March 14, 2012 concerning the shareholder proposal submitted to IDACORP by Gerald R. Armstrong. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 16, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: IDACORP, Inc.
Incoming letter dated March 14, 2012

The proposal relates to majority voting.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(e)(2) because IDACORP received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that IDACORP did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant IDACORP's request that the 80-day requirement be waived.

Sincerely,

Matt S. McNair
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

IDACORP.

March 14, 2012

**VIA E-MAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: IDACORP, Inc. – Revised Shareholder Proposal Submitted by Gerald R. Armstrong Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended**

Ladies and Gentlemen:

IDACORP, Inc., an Idaho corporation (the "***Company***"), hereby respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2012 annual meeting of shareholders (the "***2012 Proxy Materials***") a revised shareholder proposal (the "***Revised Proposal***") submitted by Gerald R. Armstrong (the "***Proponent***"). The Company also requests confirmation that the Commission's staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Revised Proposal from its 2012 Proxy Materials. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

The Company believes that the Revised Proposal can be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Revised Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

On January 17, 2012, the Company submitted a letter (the "***Original No-Action Request***") notifying the Staff that the Company intends to omit from its 2012 Proxy Materials a shareholder proposal (the "***Original Proposal***") and statements in support thereof received from the Proponent related to majority voting for election of Company directors.

The Original No-Action Request indicated our belief that the Original Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2) because the Original Proposal, if implemented, would cause the Company to violate the corporate laws of the State of Idaho, which is the Company's jurisdiction of incorporation; Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and Rule 14a-8(i)(3) because the Proposal is materially false and misleading and thus its inclusion in the 2012 Proxy Materials would violate Rule 14a-9. A copy of the Original No-Action Request is attached hereto as Exhibit A.

By letter dated January 26, 2012, received by the Company on February 2, 2012, 55 days after the Company's December 9, 2011 deadline for submitting shareholder proposals for inclusion in the Company's 2012 Proxy Materials, the Proponent submitted the Revised Proposal in the form of a letter to the Commission, on which the Company was copied, in response to the Original No-Action Request. A copy of the Revised Proposal is attached hereto as Exhibit B. This letter responds to the Revised Proposal.

On February 7, 2012, the Company submitted a letter to the Staff in response to the Revised Proposal in support of the Original No-Action Request. This letter is attached as Exhibit C. On March 13, 2012, the Staff responded to the Original No-Action Request indicating that they will not recommend enforcement action to the Commission if the Company omits the Original Proposal from the 2012 Proxy Materials in reliance on Rules 14a-8(i)(2) and 14a-8(i)(6). The Staff did not find it necessary to address Rule 14a-8(i)(3). The Staff's response to the Original No-Action Request is attached as Exhibit D.

**The Revised Proposal May Be Excluded Under Rule 14a-8(e)(2) Because the Revised Proposal Was Received at the Company's Principal Executive Offices after the Deadline for Submitting Shareholder Proposals.**

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2011 proxy statement to its shareholders on April 7, 2011. Pursuant to Rule 14a-5(e), the Company disclosed in its 2011 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2012 annual meeting of shareholders. Specifically, page 77 of the Company's 2011 proxy statement states:

> For our 2012 annual meeting of shareholders, currently expected to be held on May 17, 2012, if you wish to submit a proposal for inclusion in the proxy materials pursuant to Rule 14a-8, you must submit your proposal to our corporate secretary on or before December 9, 2011.

A copy of the relevant excerpt of the Company's 2011 proxy statement is attached to this letter as Exhibit E. The Company received a copy of the Revised Proposal via U.S. mail on February 2, 2012, 55 days after the deadline set forth in the Company's 2011 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 annual meeting of shareholders was held on May 19, 2011, and the Company's 2012 annual meeting of shareholders is scheduled to be held on May 17, 2012. Accordingly, the 2012 annual meeting of shareholders will not be moved by more than 30 days, and thus, the deadline for shareholder proposals is that which is set forth in the Company's 2011 proxy statement.

As clarified by Staff Legal Bulletin 14F (Oct. 18, 2011) ("*SLB 14F*"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* While the Revised Proposal was a request submitted by the Proponent directly to the Commission, rather than a shareholder proposal submitted directly to the Company, the Company believes that the Revised Proposal could be deemed to be a second proposal that was not submitted before the Company's December 9, 2011 deadline, and thus, the Company intends to exclude the Proposal from its 2012 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals. *See, e.g., General Electric Co.* (avail. Jan. 17, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *General Electric Co.* (avail. Jan. 11, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Revised Proposal may properly be excluded from the 2012 Proxy Materials because the Revised Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

**Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate**

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company presently intends to file its definitive proxy materials on or about April 6, 2012. The Company did not receive the Proposal until February 2, 2012, only 64 days prior to the Company's April 6, 2012 file date. Therefore, it was impossible for the Company to prepare and file this submission within the 80-day requirement.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Andrea Electronics Corp.* (avail. July 5, 2011); *Barnes & Noble, Inc.* (avail. June 3, 2008); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline).

The Proposal was submitted to the Company after the 80-day deadline in Rule 14a-8(j)(1) had passed. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Revised Proposal from its 2012 Proxy Materials.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (208) 388-2713, or my colleague Brian Buckham at (208) 388-2390. Please email a response to this letter to both RBlackburn@idahopower.com and BBuckham@idahopower.com.

Very truly yours,

By: [signature]

Rex Blackburn
Senior Vice President and
General Counsel

Enclosures

Cc:

Gerald R. Armstrong (with enclosures)

*** FISMA & OMB Memorandum M-07-16 ***

J. LaMont Keen
IDACORP, Inc.

Patrick Harrington
IDACORP, Inc.

Brian Buckham
IDACORP, Inc.

Andrew B. Moore
Perkins Coie LLP

**Exhibit A**

**Original No-Action Request**

**(See Attached)**

IDACORP.

January 17, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: IDACORP, Inc. – Shareholder Proposal Submitted by Gerald R. Armstrong Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended**

Ladies and Gentlemen:

IDACORP, Inc., an Idaho corporation (the "Company"), hereby respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from the Company's proxy materials for its 2012 annual meeting of shareholders (the "2012 Annual Meeting") a shareholder proposal (the "Proposal") submitted to the Company by Gerald R. Armstrong (the "Proponent"). The Company also requests confirmation that the Commission's staff (the "Staff") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its proxy materials for the 2012 Annual Meeting for the reasons hereinafter set forth.

A complete copy of the Proposal, the Proponent's supporting statement, and related correspondence from the Proponent, each as received by the Company from the Proponent, is attached to this letter as Exhibit A. The Company has not received from the Proponent, or delivered to the Proponent, correspondence other than that attached as Exhibit A.

Pursuant to Rule 14a-8(j) under the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days preceding the date the Company expects to file with the Commission its definitive proxy materials in respect of the 2012 Annual Meeting. The Company currently intends to file such definitive proxy materials with the Commission on or after April 6, 2012. Also, in accordance with Rule 14a-8(j) under the Exchange Act, concurrently with the electronic mail transmission of this letter to the Commission, the Company sent to the Proponent by Federal Express at the address indicated by the Proponent on his cover letter accompanying the Proposal a copy of this letter with all enclosures to notify the Proponent

P.O. Box 70 (83702)
1221 W. Idaho St.
Boise, ID 83707

of the Company's intention to exclude the Proposal from the Company's proxy materials for the 2012 Annual Meeting.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted to the Commission by means of electronic mail addressed to shareholderproposals@sec.gov.

**The Proposal**

The Proposal submitted to the Company by the Proponent relates to majority voting for the election of Company directors and states in relevant part as follows:

RESOLUTION

*That the shareholders of IDACORP, Inc. request its Board of Directors to amend the corporate by-laws to require that the election of Directors shall be decided by a majority of the votes cast, with a plurality standard in place only when the number of nominees for members of the Board of Directors exceeds the number of Directors to be elected.*

**Summary of Basis for Exclusion**

The Company believes that the Proposal can be properly excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to:

- Rule 14a-8(i)(2) under the Exchange Act because the Proposal, if implemented, would cause the Company to violate the corporate laws of the State of Idaho, which is the Company's jurisdiction of incorporation;

- Rule 14a-8(i)(6) under the Exchange Act because the Company lacks the power or authority to implement the Proposal; and

- Rule 14a-8(i)(3) under the Exchange Act because the Proposal is materially false and misleading and thus inclusion in the Company's proxy materials for the 2012 Annual Meeting would violate Rule 14a-9 under the Exchange Act.

**Analysis**

**I. The Company Can Exclude the Proposal Under Rule 14a-8(i)(2) Because the Proposal, if Implemented, Would Cause the Company to Violate Idaho Law.**

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As noted above, the Company is incorporated in the State of Idaho and, accordingly, is subject to and governed by the Idaho Business Corporation Act, as amended (the "Act"). As more fully discussed in the opinion of the

Company's special Idaho counsel, Perkins Coie LLP, a copy of which is attached to this letter as Exhibit B (the "Idaho Law Opinion"), the Company believes that implementation of the Proposal would cause the Company to violate the Act. For the reasons stated in the Idaho Law Opinion and as set forth below, the Company, therefore, respectfully submits that it can properly exclude the Proposal from its proxy materials for the 2012 Annual Meeting under Rule 14a-8(i)(2).

**A. The Proposal Requests the Company's Board of Directors (the "Board") to Amend the Company's Bylaws in Contravention of the Act and the Company's Articles of Incorporation.**

Section 30-1-728(1) of the Act provides, "unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present." Accordingly, such provision establishes, as a matter of Idaho law, plurality voting as the default voting standard in the election of directors for every corporation organized and existing under the laws of Idaho, except to the extent the articles of incorporation of an Idaho corporation expressly provide otherwise. As discussed in the Idaho Law Opinion, any purported modification of Idaho's plurality voting standard prescribed by Section 30-1-728(1) of the Act is contrary to Idaho law and, therefore, void and *ultra vires*, unless such modification is expressly set forth in a provision of an Idaho corporation's articles of incorporation.

The Company's articles of incorporation, as amended and currently in effect (the "Articles"), do not address the voting standard for the election of the Company's directors. This preserves, intact, the plurality vote standard for the election of the Company's directors intended and prescribed by Section 30-1-728(1) of the Act. In the absence of a properly effected amendment to the Articles (rather than the bylaws), the Company's directors must be elected by a plurality of votes cast at a meeting where a quorum is present. For the Staff's convenience, a complete copy of the Articles is attached to this letter as Exhibit C.

In addition, Idaho law expressly prohibits the adoption by a corporation of bylaws that contradict the provisions of such corporation's articles of incorporation. Section 30-1-206(2) of the Act provides, "the bylaws of a corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation." Thus, implementation of the Proposal would cause the Company to violate the Act by amending the Company's bylaws to provide for majority voting in the election of Company directors because such putative bylaw amendment would contradict the provisions of the Articles which, as aforementioned, contain no provisions addressing the voting standard for the election of the Company's directors by the Company's shareholders. Such violation by the Company of the Articles, in turn, would constitute a violation of the Act, which requires plurality voting in the election of directors as set forth above without any Idaho statutory authority or basis to "opt-in" to a non-plurality voting system by means of an amendment of the Company's bylaws. Accordingly, as set forth in the Idaho Law Opinion, the Proposal contemplates a majority voting standard through an amendment to the Company's bylaws that, if implemented, would cause the Company to violate Idaho law.

The Staff previously has found a basis to concur with several no-action requests to exclude similar shareholder proposals requesting that companies implement majority voting standards for director elections in direct conflict with a separate voting standard for the election of directors under state law. For example, in *Reliance Steel & Aluminum Co.* (March 10, 2011), a shareholder submitted a proposal requesting that the company adopt a director majority voting standard bylaw, which also explicitly required a director who did not receive a majority of votes cast to resign. Reliance Steel submitted to the Staff that the adoption of majority voting conflicted with the cumulative voting requirements under applicable California law and that, therefore, the shareholder proposal was excludable under Rules 14a-8(i)(2) and (i)(6) as well as Rule 14a-8(i)(3). The Staff concurred that the shareholder proposal could be properly excluded under Rule 14a-8(i)(2) (and noted that because the proposal could be excluded under such rule, the Staff would not address Reliance Steel's other bases for exclusion).

Similarly, in *PG&E Corp.* (February 14, 2006), the Staff concurred with the exclusion, pursuant to Rule 14a-8(i)(2), of a shareholder proposal requesting that the board of directors amend the company's governance documents to provide for majority voting for directors after the company submitted that such amendments conflicted with a California statute requiring directors to be elected by plurality vote. *See also PG&E Corp.* (Feb. 25, 2008) (concurring with the exclusion of a shareholder proposal requesting that the company adopt cumulative voting in director elections where the company submitted that it had previously adopted majority voting, and state law prevented the company from having both majority voting and cumulative voting); *AT&T, Inc.* (Feb. 19, 2008) (concurring with the exclusion of a shareholder proposal requesting amendment of the company's bylaws allowing shareholder action by written consent where the company submitted that such an amendment was only valid if set forth in the company's certificate of incorporation); *The Boeing Co.* (Feb. 19, 2008) (same); *Hewlett Packard Co.* (Jan. 5, 2005) (concurring with the exclusion of a shareholder proposal requesting amendment of the company's bylaws altering the "one share, one vote" standard set forth in Section 212(a) of the General Corporation Law of the State of Delaware where the company submitted that such an amendment was only valid if set forth in the company's certificate of incorporation).

Moreover, notwithstanding the purported precatory nature of the Proposal — the Proposal "requests" the Board to implement majority voting in the election of Company directors by means of an amendment of the Company's bylaws — the Company notes that the Staff repeatedly has permitted exclusion of a precatory (or advisory) shareholder proposal if the action called for by the proposal would violate state, federal, or foreign law. *See, e.g., Merck & Co., Inc.* (Jan. 29, 2010) (concurring with the company's request to exclude a precatory shareholder proposal regarding shareholder action by written consent under Rule 14a-8(i)(2)); *Ball Corp.* (Jan. 25, 2010) (concurring with the company's request to exclude a precatory board declassification proposal under Rules 14a-8(i)(2) and (i)(6)); *AT&T, Inc.* (Feb. 19, 2008) (concurring with the company's request to exclude a precatory shareholder proposal regarding shareholder action by written consent under Rules 14a-8(i)(2) and (i)(6)); *MeadWestvaco Corp.* (Feb. 27, 2005) (concurring with the company's request to exclude a precatory shareholder proposal requesting the company adopt per capita voting under Rule 14a-8(i)(2)); *Hewlett Packard Co.* (Jan. 5, 2005) (concurring with the company's request to exclude a precatory shareholder proposal regarding shareholder approval of certain executive compensation payments under Rule 14a-8(i)(2)).

For these reasons, and consistent with published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(2).

**B. The Proposal Requests that the Board Take Unilateral Action in Violation of the Act.**

The Proposal requests that the Board implement majority voting in the election of Company directors by means of an amendment of the Company's bylaws. As discussed above, under the Act, the Proposal cannot be implemented through such a bylaw amendment because such amendment would contravene the Act and the Articles.

In addition to the fact that, as matter of Idaho law, the Act's plurality vote default standard cannot be modified by means of an amendment of the Company's bylaws, the Proposal requests unilateral action by the Board. Pursuant to Section 30-1-1003 of the Act, for the Company to amend its Articles, the Board must (i) adopt a resolution setting forth its proposed amendment; (ii) transmit to the Company's shareholders its recommendation that the shareholders approve the amendment (or, if the Board does not or cannot make such a recommendation, the reasons therefor); and (iii) submit the amendment to the Company's shareholders for their approval. The holders of the Company's common stock must then vote to approve the Board-proposed Articles amendment in accordance with the shareholder voting requirements therefor prescribed by the Act and, as applicable, as set forth in the Articles. The Proposal, as sought to be implemented by the Proponent, is in direct violation of the Act and the Articles because the requested amendment cannot, as a matter of Idaho law, be effected unilaterally by the Board.

Accordingly, if the Board purports to implement the Proposal, the Company would violate the Act and the Articles, and exceed its authority under Idaho law, because the Proposal requests unilateral Board action to adopt majority voting in the election of the Company's directors.

The Staff previously has granted no-action relief where shareholder proposals have requested unilateral action by the board of directors, when in fact shareholder approval also would be required to achieve the desired result. *See, e.g., Schering-Plough Corp.* (Mar. 27, 2008) (concurring with the exclusion of a shareholder proposal requesting the company's board unilaterally adopt cumulative voting, which would have required a shareholder-approved amendment to the company's certificate of incorporation); *AT&T, Inc.* (Feb. 19, 2008) (concurring with the exclusion of a shareholder proposal requiring the company's board to unilaterally amend its certificate of incorporation, which required shareholder approval); *The Boeing Co.* (Feb. 19, 2008) (same); *see also Reliance Steel & Aluminum Co.* (March 10, 2011) (arguing for exclusion under the same reasoning, but the Staff did not address this argument because the argument was made only pursuant to Rule 14a-8(i)(6) and exclusion was granted pursuant to Rule 14a-8(i)(2)).

For these reasons, and consistent with published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(2).

## II. The Company Can Exclude the Proposal Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials "if the company would lack the power or authority to implement the proposal." As discussed above and in the Idaho Law Opinion, the Proposal requests the Board to take actions and implement bylaw amendments that exceed the Board's authority under Idaho law. There is no action the Board can lawfully take to amend the Company's bylaws to implement the Proposal, and any such action would be void and *ultra vires*.

The Company cannot implement the Proposal by means of a bylaw amendment that, by its very nature, would contravene the Act and the Articles. Even were the Proposal to request that the Board take unilateral action via an amendment to the Articles, which the Proposal does not, the Board does not have the power or authority to unilaterally amend the Articles. As stated above, in accordance with the Act, the Company can only amend the Articles if the Board has complied with the procedural requirements of the Act and the Articles, including, without limitation (i) adoption by the Board of a resolution setting forth the Board's proposed amendment; (ii) submission by the Board of its proposed Articles amendment to a binding vote of the Company's shareholders, together with the Board's recommendation that the shareholders approve such amendment (or, if the Board does not or cannot make such a recommendation, the reasons therefor); and (iii) shareholder approval of the Board's proposed amendment by the requisite shareholder vote prescribed by the Act and, as applicable, as set forth in the Articles. Without following this precise procedure in the precise sequence hereinabove described, including soliciting and obtaining the requisite, binding shareholder vote, the Board has no power or authority to effect any amendment to the Company's bylaws, as requested by the Proposal, and the Board likewise would have no unilateral authority to amend the Articles even were the Proposal to have set forth such a request.

The Staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of similar shareholder proposals that would result in the violation of applicable law because implementation of the proposal exceeds and is outside the power and authority of a company. *See, e.g., Ball Corp.* (Jan. 25, 2010) (permitting exclusion of a shareholder proposal that would violate Indiana law); *Schering-Plough Corp.* (Mar. 27, 2008) (permitting exclusion of a shareholder proposal that would violate New Jersey law); *AT&T, Inc.* (Feb. 19, 2008) (permitting exclusion of a shareholder proposal that would violate Delaware law); *PG&E Corp.* (Feb. 14, 2006) (permitting exclusion of a shareholder proposal requesting implementation of majority voting for directors after the company submitted that such amendments conflicted with a California statute requiring directors to be elected by plurality vote).

For these reasons, and consistent with published positions of the Staff, the Company respectfully submits that the Proposal can be excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(6).

**III. The Company Can Exclude the Proposal Under Rule 14a-8(i)(3) Because It Is False and Misleading in Violation of Rule 14a-9.**

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal implies that the Act's default plurality voting standard in the election of directors can be validly modified by an amendment of the bylaws of an Idaho corporation. For all of the reasons hereinabove set forth and as set forth in the Idaho Law Opinion, the voting standard cannot be so modified. Any such purported modification would directly violate the Act and the Articles and, therefore, implementation of the Proposal exceeds and is outside the power and authority of the Company and the Board and would be void and *ultra vires*.

In addition, the Proposal specifically requests that the Board alter the Act's default plurality voting standard and adopt, in lieu thereof, a majority voting standard by means of unilateral Board amendment of the Company's bylaws. Not only would a bylaw amendment purporting to adopt majority voting violate both the Act and the Articles, but the Board could not even unilaterally amend the Articles to provide for majority voting in the election of the Company's directors. To properly and validly amend the Articles, the Act requires the Company to comply with the precise procedural sequence and substantive actions required of the Board and by the Company's shareholders under Section 30-1-1003 of the Act.

Because the plain language of the Proposal materially misleads the Company's shareholders by implying that the Proposal, if implemented by the Board as requested, would validly result in the adoption of majority voting in future elections of the Company's directors, the Company's shareholders, when making a voting decision, would fail to understand that their vote has no legal consequence or effect, that the Proposal cannot be implemented by the Company, and that those actions, if any, undertaken by the Company in the future to adopt a majority voting standard would necessarily involve procedures and substantive actions significantly different from the actions requested by the Proposal and envisioned by the shareholders when making their voting decision with respect to the Proposal. *See, e.g., Exxon Corp.* (Jan. 29, 1992) (concurring with the exclusion of a shareholder proposal pursuant to Rule 14a8(c)(3) as vague and indefinite and, therefore, potentially misleading, where the Staff concluded that "any action ultimately taken by the Company [in implementing the proposal] could be significantly different from the action envisioned by shareholders voting on the proposal.").

For the foregoing reasons, the Company believes the Proposal contains material misstatements and omissions and the inclusion of the Proposal in the Company's proxy materials would materially mislead shareholders when making their voting decision in violation of Rule 14a-9. Accordingly, the Company respectfully submits that the Proposal can be excluded from the Company's proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(3).

**Conclusion**

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its proxy materials for the 2012 Annual Meeting.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (208) 388-2713. Please email a response to this letter to RBlackburn@idahopower.com.

Very truly yours,

By: ______________________
Rex Blackburn
Senior Vice President and
General Counsel

Enclosures

cc:

Gerald R. Armstrong (with enclosures)

*** FISMA & OMB Memorandum M-07-16 ***

J. LaMont Keen
IDACORP, Inc.

Patrick Harrington
IDACORP, Inc.

Brian Buckham
IDACORP, Inc.

Clifford E. Neimeth
Greenberg Traurig, LLP

**Exhibit A**

**(See Attached)**

RECEIVED
DEC - 8 2011
By ...

*** FISMA & OMB Memorandum M-07-16 ***

December 5, 2011

IDACORP, Inc.
Attention: Corporate Secretary
1221 West Idho Street
Boise, Idaho 83702

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of IDACORP, INC., at the coming annual meeting in 2012, I, Gerald R. Armtrong, a shareholder who also owns shares in the name of Gerald Ralph Armstrong and who has owned shares for more than one year and is the owner of in excess of $2,000.00 worth of voting stock, 120 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if sufficient amendments are supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number—Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. EH 288810594 US

## RESOLUTION

That the shareholders of IDACORP, INC. request its Board of Directors to amend the corporate by-laws to require that the election of Directors shall be decided by a majority of the votes cast, with a plurality standard in place only when the number of nominees for members of the Board of Directors exceeds the number of Directors to be elected.

## STATEMENT

The proponent of this proposal is the shareholder who proposed declassification of the terms of directors from three years to one year which was strongly supported in the last annual meeting. In the meeting held May 19, 2011, his declassification proposal received 29,790,397 votes, 85.01% of the shares, worth $1,175,529,865.52 on the meeting date. At the time this proposal is being submitted, the proponent has not been informed of its handling by the Board of Directors.

Mr. Michael, our board's chairman, steadfastly opposed such shareholder actions during his chairmanship of Albertson's although the proposals received a majority of the votes cast.

A majority-vote standard will force the board to replace any director who does not receive sufficient votes in a meeting. The proponent believes that this can enhance performance of all directors.

The majority-vote standard is well-suited for future elections at IDACORP, INC. where only board recommended nominees are on the ballot and this should improve the individual performance of each director.

The Council of Institutional Investors www.cii.org, has recommended the adoption of this proposal topic and leading proxy advisory services also have been recommending that shareholders vote in favor of this proposal.

The proponent believes our directors should always be held accountabile to shareholders and the adoption of this proposal will support that point.

If you agree, please vote "FOR" this proposal.

**Exhibit B**

**(See Attached)**

Perkins Coie

1111 West Jefferson Street, Suite 500
Boise, ID 83702-5391
PHONE: 208.343.3434
FAX: 208.343.3232
www.perkinscoie.com

January 17, 2012

IDACORP, Inc.
1221 West Idaho Street
Boise, Idaho 83702-5627

Ladies and Gentlemen:

This letter is furnished in response to your request for our opinion as to whether the shareholder proposal (the "***Proposal***") submitted to IDACORP, Inc., an Idaho corporation (the "***Company***"), by Gerald R. Armstrong would, if voted on and adopted by the Company's shareholders and implemented by the Company's board of directors (the "***Board***"), be valid under the Idaho Business Corporation Act, as amended (the "***IBCA***"). We understand that the purpose of this opinion is to provide one or more bases for your determination whether the Proposal may be omitted from the Company's proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) under the Securities Exchange Act of 1934. It is our understanding that this letter is being furnished to the U.S. Securities and Exchange Commission together with the Company's no-action letter request of even date herewith pursuant to Rule 14a-8(j).

The Proposal reads as follows:

RESOLUTION

> That the shareholders of IDACORP, INC. request its Board of Directors to amend the corporate by-laws to require that the election of Directors shall be decided by a majority of the votes cast, with a plurality standard in place only when the number of nominees for members of the Board of Directors exceeds the number of Directors to be elected.

As a corporation incorporated, organized and existing under the laws of the State of Idaho, the Company is subject to and governed by the provisions of the IBCA. If the Proposal were to be implemented, any Company bylaw provision adopted by the Company pursuant thereto would directly conflict with and, therefore, violate the statutory requirements set forth in Section 30-1-

728(1) of the IBCA, which states that: "Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present." The Company's Articles of Incorporation (the "***Articles***") do not set forth the manner of voting for directors, and, therefore, the plurality voting standard of Section 30-1-728(1) of the IBCA applies to the Company. The IBCA is based on the Model Business Corporation Act, as amended ("***MBCA***"); however, unlike other MBCA jurisdictions, for example Washington, and the corporate laws of notable jurisdictions that do not follow the MBCA, for example Delaware, Idaho has not amended the IBCA to permit the "opt-in" implementation of a majority (or non-plurality) voting standard through bylaw amendment. Accordingly, to effect a lawful and valid alternative to the IBCA's plurality voting standard in the election of the Company's directors, a duly adopted amendment to the Articles (and not the bylaws) of the Company would be required.

In addition to that portion of the Proposal that requests the implementation of a majority voting standard by means of an amendment to the Company's bylaws, we further note that the Proposal requests unilateral action by the Board. Under the IBCA, even in the case of an Idaho corporation's intended implementation of a majority (or non-plurality) voting standard by means of an amendment to the corporation's articles of incorporation, the board of directors of an Idaho corporation cannot amend a corporation's articles of incorporation unilaterally. Pursuant to Section 30-1-1003(2) of the IBCA, in order for a corporation to properly amend its articles of incorporation, its board of directors must (i) adopt a resolution setting forth its proposed amendment, (ii) transmit to the corporation's shareholders its recommendation that the shareholders approve the amendment (or, if the board of directors does not or cannot make such a recommendation, the reasons therefor), and (iii) submit the amendment to the corporation's shareholders for their consideration and approval. As a result, implementation of the Proposal by means of unilateral action on the part of the Board would, in all cases, exceed the authority of the Board and the corporate power and authority of the Company under the ICBA and the Articles. Any such implementation, therefore, would be void and ultra vires as a matter of Idaho law.

Furthermore, Section 30-1-206(2) of the IBCA[1] prohibits the adoption of any bylaw that would create an inconsistency with [applicable] law, *i.e.*, Section 30-1-728(1) of the IBCA, or the Articles. In the absence of a corollary amendment to the Articles, the bylaw amendment contemplated by the Proposal would create an inconsistency as contemplated by this statute, rendering the proposed bylaw null and void *ab initio*. First, while no Idaho state or federal case law addresses this issue directly, other MBCA jurisdictions have held certain bylaws to be

[1] In its entirety, I.C. §30-1-206(2) reads:

> The bylaws of the corporation may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation.

invalid where the bylaw in question conflicted with a state statute.[2] Second, the Oregon Supreme Court (another jurisdiction that has adopted the MBCA), stated that: "It is uniformly held that the by-laws of a corporation may not conflict with the articles of incorporation."[3] Additionally, the Oregon Court of Appeals later held that "A bylaw of a corporation may not conflict with the articles of incorporation and, if a conflict exists, the bylaw is void."[4] Other MBCA jurisdictions have agreed with Oregon, stating that when a bylaw is in conflict with the articles of incorporation, such bylaw is deemed invalid.[5]

For the reasons set forth above, the Proposal, if implemented, would not be valid under and therefore violate Sections 30-1-728(1) and 30-1-206(2) of the IBCA.

Very truly yours,

Perkins Coie LLP

PERKINS COIE LLP

---

[2] See *In re Crown Heights Hospital, Inc.*, 49 N.Y.S.2d 658 (Sup. Ct. 1944); *Benintendi v. Kenton Hotel, Inc.*, 60 N.E.2d 829 (1945); and *Gaskill v. Gladys Belle Oil Co.*, 146 A. 337 (1929).
[3] *A.L. Brewster v. Ostrander*, 318 P.2d 284 (1957).
[4] *Sabre Farms, Inc. v. H.C. Jordan*, 717 P.2d 284 (1986).
[5] *Paulek v. Isgar*, 551 P.2d 213 (1976).

07424-1000/LEGAL22488155.6

**Exhibit C**

**(See Attached)**

# State of Idaho

**Office of the Secretary of State**

I, BEN YSURSA, Secretary of State of the State of Idaho, hereby certify that I am the custodian of the corporation records of this State.

I FURTHER CERTIFY That the annexed is a full, true and complete duplicate of articles of incorporation of **IDACORP, INC.**, an Idaho corporation, received and filed in this office on February 2, 1998, under file number C 122636 , including all amendments filed thereto, as appears of record in this office as of this date.

Dated: December 12, 2011

SECRETARY OF STATE

By ______________________

FILED

FEB 2 3 50 PM '98

SECRETARY OF STATE

Article I

Name

The name of the Corporation is Idaho Power Holding Company.

Article II

Purpose

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Idaho Business Corporation Act (the "Act").

Article III

Registered Office and Registered Agent

The address of the registered office of the Corporation is P.O. Box 70, 1221 West Idaho Street, Boise, Idaho 83702, and the name of the Corporation's registered agent at this address is Robert W. Stahman.

Article IV

Incorporator

The incorporator of the Corporation is Robert W. Stahman, whose address is P.O. Box 70, 1221 West Idaho Street, Boise, Idaho 83702.

Article V

Capital Stock

Section 1. Authorized Capital Stock. The aggregate number of shares of all classes of capital stock which the Corporation has the authority to issue is 140,000,000, consisting of: (i) 20,000,000 shares of Preferred Stock, without par value; and (ii) 120,000,000 shares of Common Stock, without par value.

IDAHO SECRETARY OF STATE
02/02/1998 09:00
CK: none CT: 2863 BH: 78288
1 @ 100.00 = 100.00 CORP
1 @ 20.00 = 20.00 EXPEDITE C

C 122636

Section 2. Dividends. Subject to restrictions in these Articles of Incorporation and to the extent permitted by law, the Board of Directors may declare, and the Corporation may pay, dividends from any tangible or intangible property legally available therefor. Dividends payable in shares of any class may be paid to the holders of shares of another class.

Section 3. Preferred Stock. Shares of Preferred Stock may be issued in one or more series. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series of the Preferred Stock and all other classes of stock of the Corporation. The Board of Directors is hereby expressly authorized to establish series of Preferred Stock and, within the limitations set forth in these Articles of Incorporation and such limitations as may be provided by any applicable law, to prescribe the number of shares to be included in any series and the preferences, limitations and relative rights of each series of the Preferred Stock so established. Such action by the Board of Directors shall be expressed in a resolution or resolutions adopted by it prior to the issuance of shares of each series. Without limitation thereto, the authority of the Board of Directors with respect to each series shall include the determination of any or all of, and the shares of each series may vary from the shares of any other series in, the following:

(a) the number of shares constituting such series and the designation thereof;

(b) the rate or rates of dividend, if any, or any formula or other method or other means by which such rate or rates are to be determined at any time or from time to time, the date or dates on which dividends may be payable, whether such dividends shall be cumulative, noncumulative or partially cumulative and, if cumulative or partially cumulative, the date from which dividends shall accumulate;

(c) whether shares may be redeemed or converted (i) at the option of the Corporation, the shareholder or another person or upon the occurrence of a designated event; (ii) for cash, indebtedness, securities or other property; (iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(d) the preference, if any, of shares of such series over any other class of shares with respect to distributions, including dividends and distributions upon any voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

(e) whether the shares shall have any voting powers, in addition to the voting powers provided by law, and the terms of any such voting powers; and

(f) any other relative rights, preferences and limitations of that series.

All shares of the Preferred Stock of the same series shall be identical and shall have identical preferences, limitations and relative rights, except that shares of the same series issued at different times may vary as to the dates from which dividends thereon shall be cumulative and except as otherwise not prohibited by applicable law.

Section 4. Common Stock.

A. Liquidation Rights. Subject to the limitations set forth in these Articles of Incorporation, any applicable law and to the rights, if any, expressly granted to the holders of the Preferred Stock or of any class of stock hereafter authorized, upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, any net assets of the Corporation available for distribution to its shareholders shall be distributed ratably to the holders of the Common Stock. Without limiting the right of the Corporation to distribute its assets or to dissolve, liquidate or wind up in connection with any sale, merger or consolidation, the sale of all or substantially all of the property of the Corporation, or the merger or consolidation of the Corporation into or with any other corporation or corporations, shall not be deemed to be a distribution of assets or a dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, for purposes of this paragraph.

B. Voting Rights. Subject to any applicable law and to the rights, if any, expressly granted to the holders of the Preferred Stock or of any class of stock hereafter authorized, the holders of the Common Stock shall have the exclusive right to vote in elections of directors and with respect to all other purposes.

## Article VI

## Board of Directors

Section 1. Number. The number of directors constituting the Board of Directors shall be determined in the Bylaws.

Section 2. Terms. At the first Annual Meeting of Shareholders, the Board of Directors shall be divided into three classes as nearly equal in number as possible, unless otherwise provided by any applicable law. The initial term of office of each director in the first class shall expire at the first following Annual Meeting of Shareholders; the initial term of office of each director in the second class shall expire at the second following Annual Meeting of Shareholders; and the initial term of office of each director in the third class shall expire at the third following Annual Meeting of Shareholders. At each annual election commencing at the Annual Meeting of Shareholders after such classification, the successors to the class of directors whose term expires at that time shall be elected to hold office for a term of three years.

Section 3. Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors shall be filled by a two-thirds vote of the directors then in office, or a sole remaining director, although less than a quorum. Directors chosen to fill vacancies resulting from an increase in the authorized number of directors shall hold office until the next election of directors by the shareholders; directors chosen to fill other vacancies shall hold office for a term expiring at the Annual Meeting of Shareholders at which the term of the class to which they have been elected expires.

Section 4. Removal. A director may be removed by the shareholders only for cause at a meeting called for the purpose of removing him by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote in elections of directors. The meeting notice must state that the purpose, or one (1) of the purposes, of the meeting is removal of the director.

## Article VII

## Limitation of Liability

Section 1. General. No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages resulting from any action taken, or any failure to take any action, as a director; provided, however, that nothing herein shall be deemed to eliminate or limit any such liability which may not be so eliminated or limited under any applicable law, as now in effect or as it may be amended or substituted from time to time.

Section 2. Amendments. No amendment, alteration, change, repeal or substitution of this Article VII shall eliminate or limit the protection afforded by this Article VII to a director with respect to any act or omission occurring prior to the effective date thereof, unless otherwise provided by any applicable law.

## Article VIII

## Indemnification

Section 1. Defined Terms. Capitalized terms used in this Article VIII that are defined in Section 30-1-850 of the Act shall have the meaning given to such terms under Section 30-1-850 of the Act.

Section 2. Indemnification of Directors and Officers. The Corporation shall indemnify its Directors and Officers against Liability and Expenses and shall advance Expenses to its Directors and Officers in connection with any Proceeding to the fullest extent permitted by the Act, as now in effect or as it may be amended or substituted from time to time.

## Article IX

### Amendment of Articles of Incorporation

Section 1. Defined Terms. For the purposes of this Article IX:

(i) "Interested Shareholder" shall have the meaning given in Section 30-1701 of the Idaho Business Combination Law; and

(ii) "Continuing Director" shall mean any member of the Board of Directors who is unaffiliated with, and not a nominee of, any Interested Shareholder and was a member of the Board of Directors prior to the time that the Interested Shareholder became an Interested Shareholder and any successor of a Continuing Director who is unaffiliated with, and not a nominee of, any Interested Shareholder and is designated to succeed a Continuing Director by two-thirds of Continuing Directors then on the Board of Directors.

Section 2. General. The Corporation reserves the right to amend, alter, change or delete any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed herein or by any applicable law, and all rights conferred upon shareholders herein or as contemplated hereby are granted subject to such reservation.

Section 3. Additional Voting Requirements. In addition to any affirmative vote required by any applicable law, these Articles of Incorporation or otherwise, any amendment, alteration, change, repeal or substitution of, addition to, or adoption of any provision inconsistent with, Articles VI and IX of these Articles of Incorporation shall require the affirmative vote of shareholders representing not less than eighty percent (80%) of the voting power of all outstanding shares of the Corporation entitled to vote in elections of directors, voting together as a single class, provided, however, that the additional affirmative votes required by this Section 3 shall not be required for any such amendment, alteration, change, repeal, substitution, addition or adoption, and such action may be taken upon such authorization and approval by shareholders as would otherwise be required, if it is recommended and submitted to the shareholders for their consideration by the affirmative vote of two-thirds of the Continuing Directors.

## Article X

### Shareholder Voting and Quorum Requirements

The shareholders may adopt or amend a bylaw that fixes a greater quorum or voting requirement for shareholders, or voting groups of shareholders, than is required by the Act.

IN WITNESS WHEREOF, the undersigned does hereby execute these Articles of Incorporation on February 2, 1998.

Robert W. Stahman
Incorporator

IDAHO POWER

IDAHO POWER COMPANY
PO BOX 70
BOISE IDAHO 83707

FEB 2 3 50 PM '98

SECRETARY OF STATE
STATE OF IDAHO

ROBERT W. STAHMAN
Vice President, General Counsel
and Secretary

February 2, 1998

State of Idaho
Secretary of State's Office
Statehouse
Boise, ID 83720

Re: Idaho Power Holding Company

Dear Sir:

This is to confirm that Idaho Power Company has no objection to the incorporation of the above-referenced company under the corporate name of Idaho Power Holding Company. This Company is being incorporated in connection with a corporate reorganization into a holding company.

Very truly yours,

Robert W. Stahman

RWS:mmb

Telephone (208) 388-2676, Fax (208) 388-6936

FILED

IDAHO POWER HOLDING COMPANY

Mar 9 2 36 PM '98

ARTICLES OF AMENDMENT

SECRETARY OF STATE
STATE OF IDAHO

1. IDAHO POWER HOLDING COMPANY (Corporation) is hereby amending Article I of its Articles of Incorporation to read as follows:

Article I

Name

The name of the Corporation is IDACORP, Inc.

2. This amendment was adopted in accordance with Section 30-1-704 of the Idaho Business Corporation Act, as amended, pursuant to which an officer of Idaho Power Company, the sole shareholder of Idaho Power Holding Company, adopted a resolution changing the name of Idaho Power Holding Company to IDACORP, Inc., by written consent in lieu of a meeting of shareholders effective March 9, 1998.

IN WITNESS WHEREOF, the undersigned has singed this Article of Amendment this 9th day of March, 1998.

IDAHO POWER HOLDING COMPANY

By: [signature]
Robert W. Stahman
Secretary

IDAHO SECRETARY OF STATE
03/09/1998 09:00
CK: none CT: 2863 BH: 00934
1 @ 30.00 = 30.00 AMEND INC
C 122636

**ACTION BY WRITTEN CONSENT OF THE SOLE SHAREHOLDER**

**OF**

**IDAHO POWER HOLDING COMPANY**

**March 9, 1998**

In accordance with Section 30-1-704 of the Idaho Business Corporation Act, as amended (the "Act"), the undersigned, being an Officer of the Idaho Power Company ("Idaho Power"), an Idaho corporation, which is the sole shareholder of Idaho Power Holding Company (the "Corporation"), an Idaho corporation, hereby adopts the following resolution by written consent in lieu of a meeting of the shareholders, effective on and as of the date set forth below:

> RESOLVED, That Article I of the Corporation's Articles of Incorporation shall be amended to change the corporation's name from Idaho Power Holding Company to IDACORP, Inc., and shall read as follows:

Article I

Name

The name of the Corporation is IDACORP, Inc.

IN WITNESS WHEREOF, the undersigned has signed this consent as of March 9, 1998.

IDAHO POWER COMPANY

By: [signature]
Joseph W. Marshall
Chairman of the Board and
Chief Executive Officer

FILED

IDACORP, INC.

ARTICLES OF AMENDMENT

Sep 17 2 23 PM '98

1. IDACORP, Inc., (Corporation) is hereby amending Article V, Section 3 of the Restated Articles of Incorporation to read as follows:

Section 3. Preferred Stock: Shares of Preferred Stock may be issued in one or more series. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series of the Preferred Stock and all other classes of stock of the Corporation. The Board of Directors is hereby expressly authorized to establish series of Preferred Stock and, within the limitations set forth in these Articles of Incorporation and such limitations as may be provided by any applicable law, to prescribe the number of shares to be included in any series and the preferences, limitations and relative rights of each series of the Preferred Stock so established. Such action by the Board of Directors shall be expressed in a resolution or resolutions adopted by it prior to the issuance of shares of each series. Without limitation thereto, the authority of the Board of Director with respect to each series shall include the determination of any or all of, and the shares of each series may vary from the shares of any other series in, the following:

(a) the number of shares constituting such series and the designation thereof;

(b) the rate or rates of dividend, if any, or any formula or other method or other means by which such rate or rates are to be determined at any time or from time to time, the date or dates on which dividends may be payable, whether such dividends shall be cumulative, noncumulative or partially cumulative and, if cumulative or partially cumulative, the date from which dividends shall accumulate;

(c) whether shares may be redeemed or converted (i) at the option of the Corporation, the shareholder or another person or upon the occurrence of a designated event; (ii) for cash, indebtedness, securities or other property; (iii) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(d) the preference, if any, of shares of such series over any other class of shares with respect to distributions, including dividends and distributions upon any voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

(e) whether the shares shall have any voting powers, in addition to the voting powers provided by law, and the terms of any such voting powers; and

(f) any other relative rights, preferences and limitations.

IDAHO SECRETARY OF STATE
09/17/1998 09:00
CK: 146193
1 @ 30.00 = 30.00 AMEND PROF # 2

All shares of the Preferred Stock of the same series shall be identical and shall have identical preferences, limitations and relative rights, except that shares of the same series issued at different

C 122636

times may vary as to the dates from which dividends thereon shall be cumulative and except as otherwise not prohibited by applicable law.

A. The A Series Preferred Stock, without par value.

1. Designation and Amount. There is hereby created the first series of the Corporation's Preferred Stock, without par value, which shall be designated as "A Series Preferred Stock" (the "A Series"), without par value, and the number of shares constituting such series shall be 1,200,000.

2. Dividends. The annual rate of dividends on shares of the A Series shall be equal to the greater of (i) $1 or (ii) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all dividends or other distributions, other than a dividend or distribution payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of such share or fraction thereof. In the event the Corporation shall at any time after the Distribution Date (as defined in the Rights Agreement dated as of September 10, 1998, between the Corporation and the Rights Agent named therein) declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then, in each such case, the amount to which holders of shares of the A Series were entitled immediately prior to such event under clause (ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event. Dividends shall be cumulative payable quarterly on the 20th day of February, May, August and November in each year or otherwise as the Board of Directors of the Corporation may determine (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing with respect to each share or fraction thereof on the first Quarterly Dividend Payment Date after the original issuance thereof, in the amount per share set forth above (rounded to the nearest cent).

Dividends shall accrue on each outstanding share of the A Series or fraction thereof from the date of original issue of such share or fraction thereof, unless such date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders entitled to receive a quarterly dividend and before the Quarterly Dividend Payment Date therefor, in either of which events such dividends shall accrue from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of the A Series or fraction thereof in an amount less than the total amount of such dividends at the time accrued and payable on such shares or fraction thereof shall be allocated pro rata on a share-by-share basis among all such shares or fraction thereof at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of the A Series entitled to receive payment of a dividend or distribution declared thereon.

3. Redemption. The shares of the A Series shall not be redeemable.

4. Liquidation. The amount payable upon shares of the A Series in the event of voluntary or involuntary liquidation shall be the greater of (i) $100 per share or (ii) subject to the provision for adjustment set forth in "2.", above, 100 times the aggregate amount to be distributed per share to the holders of the shares of Common Stock, plus, in either case an amount equal to accrued and unpaid dividends to the date of payment. In the event the Corporation shall at any time after the Distribution Date declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then, in each such case, the aggregate amount to which holders of shares of the A Series were entitled immediately prior to such event under clause (ii) of the preceding sentence, shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event.

5. Sinking Fund. There is no sinking fund for the redemption or purchase of shares of the A Series.

6. Conversion. Shares of the A Series are not, by their terms, convertible or exchangeable.

7. Voting Rights. At all meetings of the shareholders, each holder of shares of the A Series shall have the following voting rights:

Subject to the provision for adjustment hereinafter set forth, each share of the A Series shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time after the Distribution Date declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of the A Series were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event.

8. Amendment. The Restated Articles of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the A Series.

2. This amendment was duly adopted by the Board of Directors of the Corporation pursuant to Section 30-1-602 which permits such an amendment without shareholder action at a meeting on September 10, 1998 creating an A Series of the Corporation's Preferred Stock, without par value and fixing and determining certain of the relative rights and preferences thereof.

IN WITNESS WHEREOF, the undersigned has signed this Article of Amendment this 17th day of September, 1998.

IDACORP, Inc.

By: ______________________
Robert W. Stahman
Secretary

SEE.KT

STATE OF IDAHO )
COUNTY OF ADA ) ss.
CITY OF BOISE )

I, ROBERT W. STAHMAN, the undersigned, Secretary of IDACORP, Inc., do hereby certify that the following constitutes a full, true and correct copy of resolutions adopted at a meeting of the Board of Directors on September 10, 1998, relating to the creation of the A Series of the Corporation's Preferred Stock, without par value, in connection with the adoption of a shareholder rights plan and amending the Restated Articles of Incorporation of the Corporation by the addition to the provisions of Article V of the following paragraph A. immediately before the heading "Section 4. Common Stock".

IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of September, 1998.

(CORPORATE SEAL)

/s/ Robert W. Stahman
Secretary.

---

A. The A Series Preferred Stock, without par value.

1. Designation and Amount. There is hereby created the first series of the Corporation's Preferred Stock, without par value, which shall be designated as "A Series Preferred Stock" (the "A Series"), without par value, and the number of shares constituting such series shall be 1,200,000.

2. Dividends. The annual rate of dividends on shares of the A Series shall be equal to the greater of (i) $1 or (ii) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all dividends or other distributions, other than a dividend or distribution payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of such share or fraction thereof. In the event the Corporation shall at any time after the Distribution Date (as defined in the Rights Agreement dated as of September 10, 1998, between the Corporation and the Rights Agent named therein) declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then, in each such case, the amount to which holders of shares of the A Series

were entitled immediately prior to such event under clause (ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event. Dividends shall be cumulative payable quarterly on the 20th day of February, May, August and November in each year or otherwise as the Board of Directors of the Corporation may determine (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing with respect to each share or fraction thereof on the first Quarterly Dividend Payment Date after the original issuance thereof, in the amount per share set forth above (rounded to the nearest cent).

Dividends shall accrue on each outstanding share of the A Series or fraction thereof from the date of original issue of such share or fraction thereof, unless such date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders entitled to receive a quarterly dividend and before the Quarterly Dividend Payment Date therefor, in either of which events such dividends shall accrue from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of the A Series or fraction thereof in an amount less than the total amount of such dividends at the time accrued and payable on such shares or fraction thereof shall be allocated pro rata on a share-by-share basis among all such shares or fraction thereof at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of the A Series entitled to receive payment of a dividend or distribution declared thereon.

3. Redemption. The shares of the A Series shall not be redeemable.

4. Liquidation. The amount payable upon shares of the A Series in the event of voluntary or involuntary liquidation shall be the greater of (i) $100 per share or (ii) subject to the provision for adjustment set forth in "2.", above, 100 times the aggregate amount to be distributed per share to the holders of the shares of Common Stock, plus, in either case an amount equal to accrued and unpaid dividends to the date of payment. In the event the Corporation shall at any time after the Distribution Date declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then, in each such case, the aggregate amount to which holders of shares of the A Series were entitled immediately prior to such event under clause (ii) of the preceding sentence, shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event.

5. Sinking Fund. There is no sinking fund for the redemption or purchase of shares of the A Series.

6. Conversion. Shares of the A Series are not, by their terms, convertible or exchangeable.

7. Voting Rights. At all meetings of the shareholders, each holder of shares of the A Series shall have the following voting rights:

Subject to the provision for adjustment hereinafter set forth, each share of the A Series shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time after the Distribution Date declare or pay any dividend on the shares of Common Stock payable in shares of Common Stock or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of the A Series were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event.

8. Amendment. The Restated Articles of Incorporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the A Series.

FILED

IDACORP, Inc.
Articles of Share Exchange SEP 28 ... '98

1. Attached hereto as Exhibit A and made a part hereof is the Agreement and Plan of Exchange ("Plan of Exchange"), dated as of February 2, 1998, between Idaho Power Company (Idaho Power), an Idaho corporation, and IDACORP, Inc., an Idaho corporation. The Plan of Exchange sets forth the information required by Section 30-1-1102.

2. The Board of Directors of Idaho Power submitted the Plan of Exchange to those shareholders entitled to vote on the matter at its annual shareholders meeting on May 6, 1998. Idaho Power duly notified each shareholder, whether or not entitled to vote, of the annual shareholders meeting and provided each shareholder with notice of the Plan of Exchange. The shareholders voted in favor of the Plan of Exchange, as set forth below.

| Name of Corporation | Designation of Class | Number of Outstanding Shares | Number of Votes Entitled to be Cast |
|---|---|---|---|
| Idaho Power Company | Common Stock | 37,612,351 | 37,612,351 |
| | 4% Preferred Stock | 166,407 | 3,328,140 |
| | 7.68% Preferred Stock | 150,000 | 150,000 |

| Number Voted For | Number Voted Against | Number Abstain | Broker Non-Votes |
|---|---|---|---|
| 22,486,080 | 403,789 | 376,847 | 5,749,326 |
| 1,674,620 | 84,660 | 62,600 | 302,820 |
| 91,132 | 668 | 1,039 | 40,175 |
| 24,251,832 | 489,117 | 440,486 | 6,092,321 |

IDAHO SECRETARY OF STATE
09/28/1998 09:00
CK: none CT: 2063 BH: 149177
1 @ 30.00 = 30.00 AMEND PROF # 2
1 @ 20.00 = 20.00 EXPEDITE C # 3

C122636

3. These Articles of Share Exchange shall become effective at 12:01 a.m. on October 1, 1998.

IDACORP, Inc.

By: ______________________
Robert W. Stahman
Vice President, General
Counsel and Secretary

Date: September 29, 1998

EXHIBIT A



# AGREEMENT AND PLAN OF EXCHANGE

This AGREEMENT AND PLAN OF EXCHANGE (this "Agreement"), dated as of February 2, 1998, is between IDAHO POWER COMPANY, an Idaho corporation (the "Company"), the company whose shares will be acquired pursuant to the Exchange described herein, and IDAHO POWER HOLDING COMPANY, an Idaho corporation ("IPHC"), the acquiring company. The Company and IPHC are hereinafter referred to, collectively, as the "Companies".

WITNESSETH:

WHEREAS, the authorized capital stock of the Company consists of (a) 50,000,000 shares of Common Stock, $2.50 par value ("Company Common Stock"), of which 37,612,351 shares are issued and outstanding, (b) 215,000 shares of 4% Preferred Stock, $100 par value, of which 166,972 shares are issued and outstanding, (c) 150,000 shares of Serial Preferred Stock, $100 par value, of which 150,000 shares are issued and outstanding and (d) 3,000,000 shares of Serial Preferred Stock, without par value, of which 500,500 shares are issued and outstanding; the number of shares of Company Common Stock being subject to increase to the extent that shares reserved for issuance are issued prior to the Effective Time, as hereinafter defined.

WHEREAS, IPHC is a wholly-owned subsidiary of the Company with authorized capital stock consisting of (a) 120,000,000 shares of Common Stock, without par value ("IPHC Common Stock"), of which 100 shares are issued and outstanding and owned of record by the Company and (b) 20,000,000 shares of Preferred Stock, without par value ("IPHC Preferred Stock"), none of which shares are issued and outstanding;

WHEREAS, the Boards of Directors of the respective Companies deem it desirable and in the best interests of the Companies and the shareholders of the Company that each share of Company Common Stock be exchanged for a share of IPHC Common Stock with the result that IPHC becomes the owner of all outstanding Company Common Stock and that each holder of Company Common Stock becomes the owner of an equal number of shares of IPHC Common Stock, all on the terms and conditions hereinafter set forth; and

WHEREAS, the Boards of Directors of the Companies have each approved and adopted this Agreement and the Board of Directors of the Company has recommended that its shareholders approve this Agreement pursuant to the Idaho Business Corporation Act (the "Act");

NOW, THEREFORE, in consideration of the premises, and of the agreements, covenants and conditions hereafter contained, the parties hereto agree with respect to the exchange provided for herein (the "Exchange") that at the Effective Time (as hereinafter defined) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for one share of IPHC Common Stock, and that the terms and conditions of the Exchange and the method of carrying the same into effect shall be as follows:

## ARTICLE I

This Agreement shall be submitted to the shareholders of the Company entitled to vote with respect thereto for approval as provided by the Act.

## ARTICLE II

Subject to the satisfaction of the terms and conditions set forth in this Agreement and to the provisions of Article VI, IPHC agrees to file with the Secretary of State of the State of Idaho (the "Secretary of State") Articles of Share Exchange (the "Articles") with respect to the Exchange, and the Exchange shall take effect upon the effective date as specified in the Articles (the "Effective Time").

## ARTICLE III

A. At the Effective Time:

(1) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for one share of IPHC Common Stock, which shares shall thereupon be fully paid and non-assessable;

(2) IPHC shall acquire and become the owner and holder of each issued and outstanding share of Company Common Stock so exchanged;

(3) each share of IPHC Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and shall thereupon constitute an authorized and unissued share of IPHC Common Stock;

(4) each share of Company Common Stock held under the Dividend Reinvestment and Stock Purchase Plan, the Employee Savings Plan and the 1994 Restricted Stock Plan (including fractional and uncertificated shares) immediately prior to the

Effective Time shall be automatically exchanged for a like number of shares (including fractional and uncertificated shares) of IPHC Common Stock, which shares shall be held under the Dividend Reinvestment and Stock Purchase Plan, the Employee Savings Plan and the 1994 Restricted Stock Plan, as the case may be; and

(5) the former owners of Company Common Stock shall be entitled only to receive shares of IPHC Common Stock as provided herein.

B. Subject to dissenters' rights as set forth in Part 13 of the Act for the 4% Preferred Stock, $100 par value and the Serial Preferred Stock, $100 par value, shares of the Company's 4% Preferred Stock, $100 par value, Serial Preferred Stock, $100 par value, and Serial Preferred Stock, without par value, shall not be exchanged or otherwise affected in connection with the Exchange and, to the extent issued and outstanding immediately prior to the Effective Time, shall continue to be issued and outstanding following the Exchange as shares of the Company of the applicable series designation.

C. As of the Effective Time, IPHC shall succeed to the Dividend Reinvestment and Stock Purchase Plan as in effect immediately prior to the Effective Time, and the Dividend Reinvestment and Stock Purchase Plan shall be appropriately amended to provide for the issuance and delivery of IPHC Common Stock on and after the Effective Time.

D. As of the Effective Time, the Employee Savings Plan and the 1994 Restricted Stock Plan shall be appropriately amended to provide for the issuance and delivery of IPHC Common Stock on and after the Effective Time.

## ARTICLE IV

The filing of the Articles with the Secretary of State and the consummation of the Exchange are subject to the satisfaction of the following conditions precedent:

(1) the approval by the shareholders of the Company, to the extent required by the Act, of this Agreement;

(2) the approval for listing, upon official notice of issuance, by the New York Stock Exchange, of IPHC Common Stock to be issued and reserved for issuance pursuant to the Exchange;

(3) the receipt of such orders, authorizations, approvals or waivers from the Idaho Public Utilities Commission and all other regulatory bodies, boards or agencies as are required in connection with the Exchange, which orders,

authorizations, approvals or waivers remain in full force and effect and do not include, in the sole judgment of the Board of Directors of the Company, unacceptable conditions; and

(4) the receipt by the Company of a tax opinion of LeBoeuf, Lamb, Greene & MacRae L.L.P. satisfactory to the Board of Directors of the Company to the effect that (a) common shareholders of the Company (i) will recognize no gain or loss in connection with the Exchange, (ii) will have the same basis in their IPHC Common Stock after the Exchange as they had in their Company Common Stock before the Exchange and (iii) will be entitled to include any period that they held Company Common Stock before the Exchange when determining any holding period with respect to IPHC Common Stock received in the Exchange and (b) IPHC will recognize no gain or loss upon its receipt of Company Common Stock in the Exchange.

## ARTICLE V

Following the Effective Time, each holder of an outstanding certificate or certificates theretofore representing shares of Company Common Stock may, but shall not be required to, surrender the same to IPHC for cancellation and reissuance of a new certificate or certificates in such holder's name or for cancellation and transfer, and each holder or transferee will be entitled to receive a certificate or certificates representing the same number of shares of IPHC Common Stock as the shares of Company Common Stock previously represented by the certificate or certificates surrendered. Until so surrendered or presented for transfer, each outstanding certificate which, immediately prior to the Effective Time, represented Company Common Stock shall be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of IPHC Common Stock as though such surrender or transfer and exchange had taken place. The holders of Company Common Stock at the Effective Time shall have no right to have their shares of Company Common Stock transferred on the stock transfer books of the Company, and such stock transfer books shall be deemed to be closed for this purpose at the Effective Time.

## ARTICLE VI

This Agreement may be amended, modified or supplemented, or compliance with any provision or condition hereof may be waived, at any time, by the mutual consent of the Boards of Directors of the Company and of IPHC; provided, however, that no such amendment, modification, supplement or waiver shall be made or effected, if such amendment, modification, supplement or waiver would, in the judgment of the Board of Directors of the

Company, materially and adversely affect the shareholders of the Company.

Notwithstanding shareholder approval of this Agreement, this Agreement may be terminated and the Exchange and related transactions abandoned at any time prior to the time the Articles are filed with the Secretary of State, if the Board of Directors of the Company determines, in its sole discretion, that consummation of the Exchange would be inadvisable or not in the best interests of the Company or its shareholders.

IN WITNESS WHEREOF, each of the Company and IPHC, pursuant to authorization and approval given by its Board of Directors, has caused this Agreement to be executed as of the date first above written.

IDAHO POWER COMPANY

By: /s/ Jan B. Packwood
Name: Jan B. Packwood
Title: President

IDAHO POWER HOLDING COMPANY

By: /s/ Joseph W. Marshall
Name: Joseph W. Marshall
Title: Chairman and Chief Executive Officer

**Exhibit B**

**Revised Proposal**

**(See Attached)**

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2012

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D. C. 20549

RE: IDACORP, INC. Shareholder proposal submitted to require adoption of a "majority voting" requirement in future elections of Directors

Greetings

I am the proponent of the "majority voting for directors" proposal which is being contested by IDACORP, Inc.

In reading their objections, I can find only that my proposal should have put the amendment requirement onto the "Articles of Incorporation" rather than the corporate by-laws. IDACORP has not requested me to make this correction, or any other correction to the proposal.

Appropriately, I amend the proposal as stated:

"That the shareholders of IDACORP, INC. request its Board of Directors to take the steps necessary to amend the Articles of Incorporation to require that the election of Directors shall be decided by a majority of the votes cast, with a plurality standard in place only when the number of nominees of the Board of Directors exceeds the number of Directors to be elected."

Further, it is understood by teh proponent that the Board of Directors of IDACORP, INC. would be presenting the amendment to the shareholders for their consideration in a shareholders' meeting.

IDACORP, Inc., by copy of this letter, is notified of this correction or amendment.

Your consideration of this information is sincerely appreciated.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong, Shareholder

cc: IDACORP, Inc.

**Exhibit C**

**February 7, 2012 Company Letter in Response to the Revised Proposal**

**(See Attached)**

![IDACORP]

February 7, 2012

**VIA E-MAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **IDACORP, Inc. – Response to Letter from Gerald R. Armstrong Regarding No-Action Request Submitted by IDACORP, Inc. for Exclusion of the Shareholder Proposal Submitted by Mr. Armstrong Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934, as Amended**

Ladies and Gentlemen:

IDACORP, Inc., an Idaho corporation (the "Company"), hereby respectfully submits this letter in response to the letter dated January 26, 2012 (the "Proponent's Response Letter"), which was submitted to the U.S. Securities and Exchange Commission (the "Commission") by Gerald R. Armstrong (the "Proponent") with respect to the Company's letter dated January 17, 2012 (the "No-Action Request") requesting confirmation from the Commission's staff (the "Staff") that the Staff will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proponent's proposal (the "Proposal") under Rule 14a-8 from the Company's proxy materials for its 2012 annual meeting of shareholders.

In the Proponent's Response Letter, the Proponent concedes that the Proposal, as drafted by him, is defective. Despite the various material defects to the Proposal described in the No-Action Request (all of which are respectfully hereby reiterated by the Company by such reference to the No-Action Request), the Proponent requests in the Proponent's Response Letter that the Staff permit the Proponent to substantively and materially revise the Proposal in order to attempt to correct such defects.

Although the Company acknowledges that the Staff has, in the past, permitted certain proponents to revise certain proposals to cure defects "that are minor in nature and do not alter the substance of the proposal," Staff Legal Bulletin No. 14B (September 15, 2004), the Company respectfully submits that the Proponent should not be permitted to revise the Proposal in this instance because the substantive defects in the Proposal are material and fundamental in nature.

P.O. Box 70 (83702)
1221 W. Idaho St.
Boise, ID 83707

As detailed in the No-Action Request, the Proposal violates Rule 14a-8 because, if implemented, it would require the Company to violate the corporate laws of the State of Idaho, which is the Company's jurisdiction of incorporation, because the Company lacks the power or authority to implement the Proposal, and because the Proposal is misleading under Rule 14a-9. The Company respectfully submits that these deficiencies are not merely a matter of corrective nomenclature (as the Proponent suggests in the Proponent's Response Letter) and they are not "minor in nature." As described in detail in the No-Action Request, the Proposal recommends the alteration of the plurality voting default standard imposed by Section 30-1-728(1) of the Idaho Business Corporation Act, as amended (the "Act"), and the organic implementation of majority voting in uncontested elections of the Company's directors (i) by means of a Bylaw amendment and (ii) by unilateral action of the Company's Board of Directors (the "Board"); however, the Proposal simply is not countenanced by the Act and demonstrates the Proponent's misunderstanding of Idaho corporate law. Unlike the Proponent suggests in the Proponent's Response Letter, any attempt to cure the substantive defects in the Proposal would require modifications to the language therein that alter the fundamental substance thereof. The Company notes that the Proponent's own purported amendment of the Proposal set forth in the Proponent's Response Letter is broader in scope and substance than the mere substitution therein of the words "Articles of Incorporation" for the words "corporate by-laws." In other words, the actual amendment the Proponent now proffers is not even consistent with the prefatory language (i.e., the second paragraph) of the Proponent's Response Letter.

The Company respectfully notes to the Staff that the Proponent previously has submitted Rule 14a-8 proposals to various issuers (including a precatory proposal submitted to the Company last year with respect to declassification of the Board) and the Company respectfully submits that the Proponent, therefore, is, or should be, well aware of the procedural and substantive requirements of Rule 14a-8. The Company believes that the Proponent had ample opportunity (preceding the now-lapsed 120-day submission deadline set forth in Rule 14a-8(e)) to review the Act and the Company's publicly available Articles of Incorporation and Bylaws to enable him to properly prepare and submit to the Company a proposal that complies with Idaho law, Rule 14a-8, and the Staff's published interpretations and positions under Rule 14a-8.

The Company respectfully believes that it should not be required to provide guidance to the Proponent on how to remedy the material substantive defects in the Proposal and to educate the Proponent on matters of Idaho law and the contents of the Company's publicly available organizational instruments. The Company further believes that the Staff should not condone the Proponent's submission of a proposal, which the Proponent himself admits is defective, and that the Staff should not permit the Proponent to rewrite and resubmit to the Company (long after expiration of the 120-day submission deadline contained in Rule 14a-8(e)) a Proposal that does not comply with Rule 14a-8 and is materially defective.

Accordingly, the Company respectfully hereby requests that the Staff not permit the Proponent to rewrite his Proposal to seek to cure the material substantive defects contained therein and submits that the Proponent should not be provided an opportunity to now properly comply with the requirements of Rule 14a-8. The Company believes it would be inappropriate to permit the Proponent to significantly change the nature and substance of the Proposal well after expiration of the 120-day submission deadline.

Based on the foregoing (and for all of the reasons set forth in the No-Action Request, which the Company respectfully hereby reiterates by reference to such request), the Company respectfully requests that the Staff confirm that it will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its proxy materials for the 2012 annual meeting of shareholders.

If you have any questions concerning any aspect of this matter or require any additional information, please feel free to contact me at (208) 388-2713. Please email a response to this letter to RBlackburn@idahopower.com.

Very truly yours,

By ______________________

Rex Blackburn
Senior Vice President and
General Counsel

cc:

Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

J. LaMont Keen
IDACORP, Inc.

Patrick Harrington
IDACORP, Inc.

Brian Buckham
IDACORP, Inc.

Clifford E. Neimeth
Greenberg Traurig, LLP

**Exhibit D**

**The Staff's Response to the Original No-Action Request**

**(See Attached)**

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 13, 2012

Rex Blackburn
IDACORP, Inc.
RBlackburn@idahopower.com

Re: IDACORP, Inc.
Incoming letter dated January 17, 2012

Dear Mr. Blackburn:

This is in response to your letters dated January 17, 2012 and February 7, 2012 concerning the shareholder proposal submitted to IDACORP by Gerald R. Armstrong. We also have received a letter from the proponent dated January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: IDACORP, Inc.
Incoming letter dated January 17, 2012

The proposal requests that the board amend the corporate bylaws to require that the election of directors be decided by a majority of the votes cast, with a plurality standard in place only when the number of nominees for members of the board exceeds the number of directors to be elected.

There appears to be some basis for your view that IDACORP may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause IDACORP to violate state law. Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IDACORP relies.

Sincerely,

Angie Kim
Attorney-Adviser

**Exhibit E**

**Excerpt of the Company's 2011 Proxy Statement**

**(See Attached)**

*****

## 2012 ANNUAL MEETING OF SHAREHOLDERS

Director Nominations, Other Business, and Discretionary Voting Authority

Our bylaws provide that director nominations may be made only by the board of directors or by a shareholder entitled to vote who has delivered written notice to our corporate secretary. The notice must be received no later than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2011 Annual Meeting of Shareholders. The notice must also contain certain information specified in the bylaws, which you may obtain by writing to our corporate secretary.

Rule 14a-4 of the Securities and Exchange Commission's proxy rules allows us to use discretionary voting authority to vote on matters coming before our annual meeting of shareholders, if we do not have notice of the matter at least 45 days before the first anniversary date on which we first mailed our proxy materials for the 2011 Annual Meeting of Shareholders or the date specified by an advance notice provision in our bylaws. Our bylaws contain such an advance notice provision. Under the bylaws, the only business that may be brought before our annual meeting of shareholders are those matters specified in the notice of the meeting or otherwise properly brought before the annual meeting by the board or by a shareholder entitled to vote who has delivered written notice to our corporate secretary. The shareholder must deliver the notice no later than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2011 Annual Meeting of Shareholders. The notice must also contain certain information specified in the bylaws, which you may obtain by writing to our corporate secretary.

For the 2012 annual meeting of shareholders, currently expected to be held on May 17, 2012, you must submit such nominations or proposals to the corporate secretary of IDACORP no later than December 9, 2011.

Shareholder Proposals

The above requirements are separate and apart from the Securities and Exchange Commission's requirements that you must meet in order to have a shareholder proposal included in the proxy statement under Rule 14a-8. For our 2012 annual meeting of shareholders, currently expected to be held on May 17, 2012, if you wish to submit a proposal for inclusion in the proxy materials pursuant to Rule 14a-8, you must submit your proposal to our corporate secretary on or before December 9, 2011.

*****